 Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279156

Prospectus Supplement No. 3

(to the Prospectus dated May 6, 2024, as supplemented by

Prospectus Supplement No. 1, dated May 22, 2024 and

Prospectus Supplement No. 2, dated August 2, 2024)

CERO THERAPEUTICS HOLDINGS, INC.

44,523,704 Shares of Common Stock

This prospectus supplement no. 3 (this “Prospectus Supplement”) amends and supplements the prospectus dated May 6, 2024 (as may be supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-279156). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Securities and Exchange Commission”) on September 23, 2024 and September 25, 2025, respectively (the “Form 8-Ks”). Accordingly, we have attached the Form 8-Ks to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock and public warrants are listed on Nasdaq Global Market and Nasdaq Capital Market (collectively, “Nasdaq”) under the symbols “CERO” and “CEROW,” respectively. On September 25, 2024, the last quoted sale price of our common stock as reported on Nasdaq was $0.10 per share and the last quoted sale price of our public warrants as reported on Nasdaq was $0.0073 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 31 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 26, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 17, 2024

CERO THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40877	87-1088814
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

201 Haskins Way, Suite 230, South San Francisco, CA	94080
(Address of principal executive offices)	(Zip Code)

(650) 407-2376

Registrant’s telephone number, including area code

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CERO	NASDAQ Global Market
Warrants, each whole warrant exercisable for one share of common stock	CEROW	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 17, 2024, the Chief Financial Officer of CERo Therapeutics Holdings, Inc. (the “Company”), Charles R. Carter, informed the Board of Directors of the Company (the “Board”) that he expects to accept a new position with another publicly-traded company. Mr. Carter will continue to serve as the Company’s Chief Financial Officer until September 30, 2024 and has indicated his willingness to assist with the transition of his duties to his successor for a brief period thereafter. The Board has commenced a search process to identify his successor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 23, 2024	CERO THERAPEUTICS HOLDINGS, INC.

	By:	/s/ Brian G. Atwood
	Name:	Brian G. Atwood
	Title:	Chief Executive Officer

2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 22, 2024

CERO THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40877	87-1088814
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

201 Haskins Way, Suite 230, South San Francisco, CA	94080
(Address of principal executive offices)	(Zip Code)

(650) 407-2376

Registrant’s telephone number, including area code

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CERO	NASDAQ Global Market
Warrants, each whole warrant exercisable for one share of common stock	CEROW	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Private Placement

Securities Purchase Agreement

On September 25, 2024, CERo Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors named therein (the “PIPE Investors”). Pursuant to the Securities Purchase Agreement, the Company issued and sold, and the PIPE Investors purchased, in a private placement (the “Private Placement”): (i) 2,853 shares of the Company’s Series C convertible preferred stock, par value $0.0001 per share (the “Series C Preferred Stock”), and (ii) warrants (the “Warrants”) to purchase 8,175,166 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for aggregate cash proceeds of approximately $1.2 million. The closing of the Private Placement will occur upon satisfaction of customary closing conditions. The date of such closing is referred to as the “Closing Date.”

Series C Preferred Stock

On the Closing Date, the Company will designate 2,853 shares of the Company’s authorized and unissued preferred stock as Series C Preferred Stock and establish the rights, preferences and privileges of the Series C Preferred Stock pursuant to the Certificate of Designations of Rights and Preferences of the Series C Preferred Stock (the “Certificate of Designations”), to be filed with the Secretary of State of the State of Delaware, as summarized below:

General. Each share of Series C Preferred Stock has a stated value of $1,000 per share and, when issued, the Series C Preferred Stock will be fully paid and non-assessable.

Ranking. The Series C Preferred Stock, with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, ranks senior to all capital stock of the Company (including the Series A convertible preferred stock and the Series B convertible preferred stock) unless the Required Holders (as defined in the Certificate of Designations) consent to the creation of other capital stock of the Company that is senior or equal in rank to the Series C Preferred Stock.

Dividends. The holders of Series C Preferred Stock will be entitled to dividends, on an as-if converted basis, equal to and in the same form as dividends actually paid on shares of Common Stock, when and if actually paid.

Purchase Rights. If at any time the Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of Series C Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Series C Preferred Stock held by such holder immediately prior to the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights at the Alternate Conversion Price (as defined below); subject to certain limitations on beneficial ownership.

Conversion Rights

Conversion at Option of Holder. Each holder of Series C Preferred Stock may convert all, or any part, of the outstanding Series C Preferred Stock, at any time at such holder’s option, into shares of the Common Stock (which converted shares of Common Stock are referred to as “Conversion Shares” herein) at the fixed “Conversion Price” of $0.224, which is subject to proportional adjustment upon the occurrence of any stock split, stock dividend, stock combination and/or similar transactions.

Voluntary Adjustment Right. Subject to the rules and regulations of the Nasdaq, the Company has the right, at any time, with the written consent of the Required Holders, to lower the fixed conversion price to any amount and for any period of time deemed appropriate by the board of directors of the Company (the “Board”).

Alternate Conversion Upon a Triggering Event. Following the occurrence and during the continuance of a Triggering Event (as defined below), each holder may alternatively elect to convert the Series C Preferred Stock at the “Alternate Conversion Price” equal to the lesser of:

●	the Conversion Price, and

●	the greater of:

●	the floor price of $0.0196 (the “Floor Price”); and

●	80% of the volume weighted average price of the Common Stock during the 5 consecutive trading days immediately prior to such conversion.

The Certificate of Designations contains standard and customary triggering events (each, a “Triggering Event”), including but not limited to: (i) the suspension from trading or the failure to list the Common Stock within certain time periods; (ii) failure to declare or pay any dividend when due; (iii) the failure to timely file or make effective a registration statement on Form S-1 pursuant to the Registration Rights Agreement (as defined below), (iv) the Company’s failure to cure a conversion failure of failure to deliver shares of the Common Stock under the Warrants, or notice of the Company’s intention not to comply with a request for conversion of any Series C Preferred Stock or a request for exercise of any Warrants, and (iv) bankruptcy or insolvency of the Company.

If at the time of a conversion the Alternate Conversion Price is determined to be the Floor Price because such Floor Price is greater than 80% of the five-day volume weighted average price of a share of Common Stock, then the Conversion Amount (as defined in the Certificates of Designations), shall automatically increase such that the shares of Series C Preferred Stock issuable upon such conversion are equal to the number of shares of Common Stock that would have been issuable if the Alternate Conversion Price had been equal to 80% of the volume weighted average price of the Common Stock during the five consecutive trading days immediately prior to such conversion.

Other Adjustments. In connection with the Private Placement, the Company has agreed to seek stockholder approval at a special meeting of stockholders to be held not later than December 15, 2024 of the issuance of Conversion Shares at a conversion price below the Conversion Price (the date of such approval, the “Stockholder Approval Date”). If, on or after the Stockholder Approval Date, the Company issues any shares of Common Stock for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such issuance, the Conversion Price shall be reduced to the New Issuance Price.

If 30 days or 60 days following the occurrence of the later of (x) the Stockholder Approval Date and (y) the earlier of (a) the effective date of the registration statement to be filed pursuant to the Registration Rights Agreement and (b) the date that the Series C Preferred Stock is eligible to be resold without restriction under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), the Conversion Price then in effect is greater than the greater of $0.0196 and the Market Price (as defined in the Certificate of Designations) then in effect (the “Adjustment Price”), the Conversion Price shall automatically lower to the Adjustment Price.

Bankruptcy Triggering Event Redemption Right. Upon any bankruptcy Triggering Event, the Company shall immediately redeem in cash all amounts due under the Series C Preferred Stock at 25% premium to the greater of (x) the amount of shares of Series C Preferred Stock then outstanding and (y) the equity value of the shares of Series C Preferred Stock then outstanding, unless the holder waives such right to receive such payment. The equity value of the Common Stock underlying the Series C Preferred Stock is calculated using the greatest closing sale price of the Common Stock on any trading day immediately preceding such bankruptcy Triggering Event and the date the Company makes the entire payment required.

Change of Control Exchange. Upon a change of control of the Company, each holder may require the Company to exchange the holder’s shares of Series C Preferred Stock for consideration equal to the Change of Control Election Price (as defined in the Certificate of Designations), to be satisfied at the Company’s election in either (x) cash or (y) rights convertible into such securities or other assets to which such holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by such holder upon consummation of such corporate event.

Company Optional Redemption. At any time the Company shall have the right to redeem in cash all, but not less than all, the shares of Series C Preferred Stock then outstanding at a 25% redemption premium to the greater of (x) the amount of shares being redeemed, and (y) the equity value of the Common Stock underlying the Series C Preferred Stock. The equity value of the Common Stock underlying the Series C Preferred Stock is calculated using the greatest closing sale price of the Common Stock on any trading day immediately preceding the date the Company notifies the holders of the Company’s election to redeem and the date the Company makes the entire payment required.

Fundamental Transactions. The Certificate of Designations prohibit the Company from entering specified fundamental transactions (including, without limitation, mergers, business combinations and similar transactions) unless the Company (or the Company’s successor) assumes in writing all of the Company’s obligations under the Certificate of Designations and the other Transaction Documents (as defined in the Certificate of Designations).

Voting Rights. The holders of the Series C Preferred Stock shall have no voting power and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of share of capital stock, and shall not be entitled to call a meeting of such holders for any purpose nor shall they be entitled to participate in any meeting of the holders of Common Stock, except as provided in the Certificate of Designations (or as otherwise required by applicable law).

Covenants. The Certificate of Designations contains a variety of obligations on the Company’s part not to engage in specified activities. In particular, the Company will not, and will cause the Company’s subsidiaries to not, redeem, repurchase or declare any dividend or distribution on any of the Company’s capital stock (other than as required under the Certificate of Designations) and will not incur any indebtedness other than ordinary course trade payables or, subject to certain exceptions, incur any liens. In addition, the Company will not issue any preferred stock or issue any other securities that would cause a breach or default under the Certificate of Designations or Warrants.

Reservation Requirements. So long as any Series C Preferred Stock remains outstanding, the Company shall at all times reserve at least 250% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all Series C Preferred Stock then outstanding.

Warrants

The principal terms of the Warrants are summarized below:

Exercise Price. The Warrants will initially be exercisable for cash at an exercise price equal to $0.098. The exercise price is subject to adjustment for stock splits, combinations and similar events, and, in the event of stock dividends and splits, the number of shares of Common Stock issuable upon the exercise of the Warrant will also be adjusted so that the aggregate exercise price shall be the same immediately before and immediately after any such adjustment.

Exercise Period. The Warrants will be exercisable beginning six months after the consummation of the issuance date (the “Initial Exercisability Date”) and expiring on the third anniversary of the Initial Exercisability Date. The Warrants require “buy-in” payments to be made by the Company for failure to deliver any shares of Common Stock issuable upon exercise.

Cashless Exercise. If at the time of exercise of the Warrants, there is no effective registration statement registering the shares of the Common Stock underlying the Warrants, such warrants may be exercised on a cashless basis pursuant to their terms.

Purchase Rights; Participation Rights. If the Company issues options, convertible securities, warrants, shares, or similar securities to holders of Common Stock, each holder of Warrants has the right to acquire the same as if the holder had exercised its Warrant. The holders of Warrants are entitled to receive any dividends paid or distributions made to the Company’s holders of Common Stock on an “as if converted” basis.

Fundamental Transactions. The Warrants prohibit the Company from entering into specified fundamental transactions unless the successor entity assumes all of the Company’s obligations under the Warrants under a written agreement before the transaction is completed. Upon specified corporate events, a holder of Warrants will thereafter have the right to receive upon an exercise such shares, securities, cash, assets or any other property whatsoever which the holder would have been entitled to receive upon the happening of the applicable corporate event had the Warrant been exercised immediately prior to the applicable corporate event. When there is a transaction involving specified changes of control, a holder of Warrants will have the right to force the Company to repurchase the holder’s Warrant for a purchase price in cash equal to the Black-Scholes value, as calculated under the Warrants, of the then unexercised portion of the Warrant.

Registration Rights Agreement

On the Closing Date, the Company will enter into a registration rights agreement by and between the Company and the PIPE Investors (the “Registration Rights Agreement”), pursuant to which the Company will be required to file a registration statement with the Securities and Exchange Commission (the “SEC”), to register for resale the Common Stock issuable upon the conversion of the Series C Preferred Stock and exercise of the Warrants.

Consent of Holders of Series A Preferred Stock

On the Closing Date, the Company and one or more holders of the Company’s outstanding Series A convertible preferred stock shall enter into a Consent and Waiver Agreement (the “Consent”), providing for, among other things, the consent of such holder to the issuance of the Series C Preferred Stock, which shall rank senior to the Company’s outstanding Series A convertible preferred stock and the Series B convertible preferred stock, and the waiver, in part by the Company of its right under the warrants to purchase shares of Series A convertible preferred stock issued in connection with the issuance of shares of Series A convertible preferred stock in February 2024 to force the exercise of such warrants.

The foregoing description of the Private Placement does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, the Warrant, the Securities Purchase Agreement, the Registration Rights Agreement and the Form of Consent, which are filed as Exhibits 3.1, 4.1, 10.1, 10.2 and 10.3 to this Current Report on Form 8-K and are incorporated by reference herein.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale, of the Warrants and/or the Series C Preferred Stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 3.02 Unregistered Sales of Equity Securities.

The information provided in Item 1.01 with respect to the issuance of the shares of Series C Preferred Stock and Warrants pursuant to the Securities Purchase Agreement is incorporated herein by reference. All such securities will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, or under any state securities laws. The Company relied on this exemption from registration in entering into the Securities Purchase Agreement and the Company will rely upon this exemption from registration in issuing such securities based in part on representations made by the PIPE Investors. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Current Report on Form 8-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 22, 2024, the Company’s Chairman and Chief Executive Officer, Brian G. Atwood, informed the Board of his resignation as Chief Executive Officer, effective at a date to be determined, which shall be no later than September 30, 2024. Mr. Atwood will continue to serve as a member of the Board. Chris Ehrlich, the Vice Chairman of the Board, agreed to serve as Interim Chairman and Chief Executive Officer while the Board searches for a permanent replacement.

Mr. Ehrlich has served as Vice Chairman of the Company’s board of directors since February 2024, and previously served as the Chief Executive Officer of PBAX from October 2021 until the closing of the Business Combination in February 2024. From January 2021 to August 2021, he served as the Chief Executive Officer of Locust Walk Acquisition Corp (Nasdaq: LWAC) until it merged with eFFECTOR Therapeutics, Inc., where he previously served on the board of directors. He is also the Principal of Ehrlich Bioventures, LLC, a consultancy working with emerging biopharma companies. He previously served as Senior Managing Director and the Global Head of Strategic Transactions at Locust Walk Partners from 2013 to 2021. He brings significant biotechnology industry, business development, venture capital experience, investment banking and SPAC experience. Mr. Ehrlich has a B.A. in Government from Dartmouth College and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University, where he is a frequent lecturer.

The terms of Mr. Ehrlich’s compensation for service as Interim Chairman and Chief Executive Officer have not yet been determined, but are expected to be determined prior to the effective date of Mr. Atwood’s resignation. Such terms will be disclosed on a Current Report on Form 8-K after they have been determined.

There are no arrangements or understandings between Mr. Ehrlich and any other persons pursuant to which Mr. Ehrlich was appointed as interim Chief Executive Officer. There are no relationships between Mr. Ehrlich and the Company or its subsidiaries that would require disclosure pursuant to Item 404(a) of Regulation S-K.

On September 23, 2024, the Company’s Chief Technology Officer and director, Daniel Corey, informed the Board of his resignation as Chief Technology Officer and director, effective immediately, to accept a new position on the faculty of the University of California, San Francisco.

Item 8.01. Other Events.

On September 25, 2024, the Company issued a press release announcing the Private Placement and providing an update on the status of the Company’s discussions with the Food and Drug Administration and other corporate developments.

A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Document
3.1	Form of Certificate of Designation of Preferences, Rights and Limitations of the Series C Convertible Preferred Stock.
4.1	Form of Warrant.
10.1*†	Securities Purchase Agreement, dated as of September 25, 2024, by and between CERo Therapeutics Holdings, Inc. and the investors named therein.
10.2*	Form of Registration Rights Agreement by and between CERo Therapeutics Holdings, Inc. and the investors named therein.
10.3	Form of Consent and Waiver Agreement
99.1	Press Release of CERo Therapeutics Holdings, Inc., dated September 25, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

†	Certain portions of this document that constitute confidential information have been redacted pursuant to Item 601(b)(10) of Regulation S-K.

Forward-Looking Statements

This Current Report on Form 8-K contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the expected cash proceeds of the Private Placement and the timing of the closing of the Private Placement. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this communication, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When CERo discusses its strategies or plans, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, CERo’s management.

Actual results could differ from those implied by the forward-looking statements in this Current Report on Form 8-K. Certain risks that could cause actual results to differ are set forth in CERo’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, filed on April 2, 2024, and the documents incorporated by reference therein. The risks described in CERo’s filings with the Securities and Exchange Commission are not exhaustive. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can CERo assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements made by CERo or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. CERo undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 25, 2024	CERO THERAPEUTICS HOLDINGS, INC.

	By:	/s/ Brian G. Atwood
	Name:	Brian G. Atwood
	Title:	Chief Executive Officer